OPEN TEXT CORPORATION
275 Frank Tompa Drive
Waterloo, Ontario, Canada
T (519) 888-7111 F (519) 888-0677

February 3, 2014

By Electronic Submission

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. Mail Stop 4561
Washington, D.C. 20549
Attention:     Craig Wilson
Sr. Assistant Chief Accountant

Re:     Open Text Corporation
File No. 000-27544

Dear Mr. Wilson:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 23, 2014 (the “Comment Letter”) to Mr. Paul McFeeters, Chief Financial Officer and Chief Administrative Officer. The Comment Letter relates to our Form 10-K for the fiscal year ended June 30, 2013 (“Form 10-K”) which was filed with the Commission on August 1, 2013.

Our responses set forth below have been organized in the same manner in which the Commission’s comments were organized and such Staff comments are set out in bold text below.

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page 94

1.We note that you have included a separate Consolidated Statements of Comprehensive Income on page 98 and that the first paragraph of the audit report does not reference this statement. Please amend your Form 10-K to include an opinion that references all of the audited financial statements. Refer to AU Section 508.08.

We note the Staff’s comments above and will amend our Form 10-K to include an opinion that references all of the audited financial statements.

United States Securities and Exchange Commission
February 3, 2014

Note 1 – Basis of presentation, page 101

Reclassifications

2.Please explain to us more fully the basis for and the timing of the $34.9 million adjustment to the June 30, 2012 “Long-term income taxes recoverable”.

Please be supplementarily advised that in the first quarter of our fiscal year ended June 30, 2013, we reviewed our balance sheet classification of the tax benefit of carryforward balances of non-refundable research & development tax credits, which had historically been classified as “Long-term income taxes recoverable” and determined that it was more appropriate to reflect these tax credit carry forwards as “Long-term deferred tax assets”, to better correspond with the presentation of non-refundable research and development tax credits that are reflected as a component of “Income Tax Expense” within the Consolidated Statements of Income. As a result, the prior year balances were reclassified to conform to the current year’s presentation.

Note 14 – Income taxes, page 120

3.Please tell us the nature and related amounts of the items comprising the permanent differences impacting your effective income tax rate for the years presented

Please be supplementarily advised that the following items comprise the permanent differences for our Fiscal 2013, 2012 and 2011:

	Year ended June 30,
	2013	2012	2011

Non-deductible stock option expense	3,058	3,138	2,103
Non-deductible meals & entertainment expense	639	605	524
Non-deductible legal expense (recovery)	713	(49)	486
Non-taxable portion of capital gains	-	-	(2,145)
Non-deductible portion of capital losses	314	1,486	-
Withholding tax on unremitted earnings of foreign subsidiaries	421	-	-
Foreign accrual property income*	622	1,459	737
Other	241	263	(128)

	6,008	6,902	1,577
*Canadian tax attributable to investment income earned by foreign subsidiaries

United States Securities and Exchange Commission
February 3, 2014

4.Please explain to us the nature and cause of the 2013 increased tax expense adjustments related to the filing of U.S. and Australian tax returns disclosed on page 121

Please be supplementarily advised that the total of the U.S. and Australian adjustments included in the 2013 tax expense that related to prior years is $2.4 million, of which $1.4 million is related to Australia and $1.0 million is related to the U.S.

The Australian 2012 tax provision was calculated based on an estimate of income under U.S. GAAP. The final Australian 2012 local GAAP statutory financial statements were prepared during fiscal 2013 and income differed from the estimate by $4.7 million. The difference was mainly due to foreign exchange and denied interest and vacation expense, which resulted in additional tax expense, at the Australian rate of 30%, of $1.4 million.

The U.S. adjustment relates primarily to accruals of compensation, foreign exchange, bad debt reserves and post-acquisition adjustments to acquired operating loss carryforwards that were estimated for the preparation of the 2012 income tax provision and finalized at the time of tax filing in the third quarter of our fiscal 2013. Taxable income for the U.S. entities was finalized in the third quarter of our fiscal 2013 and income, plus changes to acquired operating loss carryforwards, differed from the provision calculation by a total of $2.6 million. This resulted in additional tax expense, at the U.S. rate of 38.5%, of $1.0 million

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at 905-762-6121.

Sincerely,

/s/ Paul McFeeters

Paul McFeeters
Chief Financial Officer and Chief Administrative Officer

United States Securities and Exchange Commission
February 3, 2014

cc:
Mark Barrenechea, Chief Executive Officer
Gordon A. Davies, Chief Legal Officer and Corporate Secretary
Sujeet Kini, Chief Accounting Officer
KPMG LLP